SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 RECEIVABLE ACQUISITION & MANAGEMENT CORPORATION

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    75619P109
                                 (CUSIP Number)

                                    Max Khan
                 Receivable Acquisition & Management Corporation
                            140 Broadway, 46th Floor
                               New York, NY 10005
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 21, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13D



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CUSIP NO.  75619P109                                           PAGE 2 OF 5 PAGES
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Max Khan
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)    (A) [ ]

                 (B) [ ]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS (See Instructions)
   PF

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     US

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                7     SOLE VOTING POWER

                      2,900,000/1/
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           - 0 -
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH             2,900,000
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      - 0 -
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,900,000
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CUSIP No. 75619P109
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                                                               PAGE 3 OF 5 PAGES
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.5%
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14     TYPE OF REPORTING PERSON (See Instructions)

       IN
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1: Max Khan received 4,300,000 on June 3, 2004 as a term of employment. Subsequently, on July 1, 2004, Mr. Khan gifted 1,400,000 shares.

ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of RECEIVABLE ACQUISITION & MANAGEMENT CORPORATION. (the "Corporation"). The Corporation's principal executive office is located at 140 Broadway, 46th Floor, New York, NY 10005


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Max Khan (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is: 140 Broadway, 46th Floor, New York, NY 10005

(c) The Reporting Person's present principal occupation is:

    The Reporting Person is the chief executive officer of Receivable Acquisition & Management Corp.

(d) During the last five years, the Reporting person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violations with respect to such laws.

                                PAGE 4 OF 5 PAGES

(f) The Reporting Person is a resident of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person purchased such shares reported hereunder in a private transaction and used personal funds to purchase such shares.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) As of August 12, 2004, the Corporation had issued and outstanding a total of 14,845,725 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of 2,900,000 shares of Common Stock or 19.5% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 2,900,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 2,900,000 shares of Common Stock.

(c) The Reporting Person acquired the shares as compensation for services provided.

                                PAGE 5 OF 5 PAGES

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2004





                                /s/ Max Khan
                                -----------------
                                Max Khan